SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                           Commission File Number    0-26712
                                           Commission File Number 033-63284-01

                      PanAmSat International Systems, Inc.*
                          PanAmSat Capital Corporation
             (Exact name of registrant as specified in its charter)

         One Pickwick Plaza, Greenwich, Connecticut 06830 (203) 622-6664 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

       12-3/4% Mandatorily Exchangeable Senior Redeemable Preferred Stock
                      9-3/4% Senior Secured Notes Due 2000
               11-3/8% Senior Subordinated Discount Notes Due 2003
                   12-3/4% Senior Subordinated Notes Due 2005
            (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)   |X|                   Rule 12h-3(b)(1)(ii)   |_|
   Rule 12g-4(a)(1)(ii)  |_|                   Rule 12h-3(b)(2)(i)    |_|
   Rule 12g-4(a)(2)(i)   |_|                   Rule 12h-3(b)(2)(ii)   |_|
   Rule 12g-4(a)(2)(ii)  |_|                   Rule 15d-6             |X|
   Rule 12h-3(b)(1)(i)   |_|

     Approximate number of holders of record as of the certification or
notice date:      30

     Pursuant to the requirements of the Securities Exchange Act of 1934 PanAmSat International Systems, Inc. and PanAmSat Capital Corporation have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

DATE:   January 12, 1998             BY:/s/James W. Cuminale
     ----------------------------       ---------------------------------------
                                        Name:   James W. Cuminale
                                        Title:  Senior Vice President and
                                                Secretary, PanAmSat
                                                International Systems, Inc. and
                                                PanAmSat Capital Corporation

   *On May 16, 1997, PAS Merger Corp., a wholly-owned subsidiary of PanAmSat Corporation, a Delaware corporation, merged with and into PanAmSat International Systems, Inc. (the "Merger") as part of the combination of PanAmSat International Systems, Inc. and the commercial satellite business of Hughes Communications, Inc. As a result of the Merger, PanAmSat Corporation became the owner of all the outstanding shares of common stock, par value $0.01 per share of PanAmSat International Systems, Inc.